

November 30, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
Preferred Stock Purchase Rights of Quotient Technology Inc. under the Exchange Act of
1934.

Sincerely,